UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                                Sequa Corporation
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                                (Name of Issuer)


                      Class A Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    81732 010
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                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages

                                  SCHEDULE 13G

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CUSIP No. 81732 010                         Page      2     of     4      Pages
          -----------                         -------        --------
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sequa Corporation Master Trust
TIN 13-3708654
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |_|

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3         SEC USE ONLY


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4         CITIZENSHIP OR PLACE OF ORGANIZATION


           New York
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                             5         SOLE VOTING POWER

        NUMBER OF                              544,800
          SHARES           ----------------------------------------------------
       BENEFICIALLY          6         SHARED VOTING POWER
         OWNED BY
           EACH                                   0
        REPORTING          ---------------------------------------------------
       PERSON WITH           7         SOLE DISPOSITIVE POWER

                                               544,800
                           ----------------------------------------------------
                             8         SHARED DISPOSITIVE POWER

                                                    0
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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                 544,800
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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       |_|


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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.3
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12        TYPE OF REPORTING PERSON (See Instructions)

              EP
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                               Page  2  of  4  Pages

                                                     Page 3 of 4 Pages

Item 1(a). Name of Issuer: Sequa Corporation

Item 1(b). Address of Issuer's Principal Executive Offices: 200 Park
           Avenue, New York, New York 10166

Item 2(a). Name of Person Filing: The Sequa Corporation Master Trust (the
          "Trust")

Item 2(b). Address of Principal Business Office, or, if none, Residence:
           c/o Bank of New York, One Wall Street, New York, New York 10286

Item 2(c). Citizenship: The Trust is governed by the laws of the State of
           New York to the extent not preempted by the Employee Retirement Income Security Act of 1974, as amended ("ERISA")

Item 2(d). Title of Class of Securities: Class A Common Stock, no par value

Item 2(e). CUSIP Number: 81732 010

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (f). [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F).

Item 4.   Ownership:

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)  Amount Beneficially Owned: See Reponse to Item 9 on Cover Sheet

          (b)  Percent of Class: See response to Item 11 on Cover Sheet

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote: See response to
                      Item 5 on Cover Sheet

               (ii) shared power to vote or to direct the vote: See response to Item 6 on Cover Sheet

               (iii) sole power to dispose or to direct the disposition of: See response to Item 7 on Cover Sheet

               (iv)   shared power to dispose or to direct the disposition of:
                      See response to Item 8 on Cover Sheet

Item 5.   Ownership of Five Percent or Less of a Class:  Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
          Not applicable

                                                   Page 4 of 4 Pages

Item 8.   Identification and Classification of Members of the Group:
          Not Applicable

Item 9.   Notice of Dissolution of Group:  Not Applicable

Item 10.  Certification:

          The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 1997           Sequa Corporation
                                    Master Trust


                                    By:/s/ Stuart Z. Krinsly
                                    -----------------------------
                                    Name:    Stuart Z. Krinsly as
                                    Member of the Sequa
                                    Corporation Master
                                    Trust Investment
                                    Committee